UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

Lilium N.V. (the “Company”) today announced that on April 13, 2023 it received a written notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share set forth in Nasdaq Rules for continued listing on Nasdaq (the “Listing Rules”).

Based on the closing bid price of the Company’s Class A Shares for the last 30 consecutive business days from March 1, 2023 to April 12, 2023, the Company no longer meets the minimum bid price requirement set forth in the Listing Rules. The Company has been provided 180 calendar days, or until October 10, 2023, to regain compliance with the Listing Rules. To regain compliance, the Company’s Class A Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days.

The Notice is not expected to have any impact on the Company’s business operations or listing of the Company’s Class A Shares, which will continue to be listed and traded on Nasdaq. The Company intends to monitor the closing bid price of its Class A Shares and will, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse stock split of its Class A Shares, to regain compliance with the minimum bid price requirement under the Listing Rules.

The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

Lilium Forward Looking Statements:

The information contained in this Report on Form 6-K contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium N.V.’s intentions with respect to regaining compliance with the Listing Rules (including the possibility of implementing a reverse stock split and any beneficial effect thereof) and the anticipated impact of the Notice on its operations. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this communication include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”) on file with the SEC, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into each of the Company’s registration statements on Form F-3 filed with the SEC on October 3, 2022 (File Nos. 333-267718 and 333-267719), the Company’s post-effective amendment No.1 to Form F-1 on Form F-3 filed with the SEC on October 3, 2022 (File No. 333-265592), the Company’s registration statement on Form F-3 filed with the SEC on November 25, 2022, as amended or supplemented (File No. 333-268562), the Company’s registration statement on Form F-3 filed with the SEC on February 3, 2023 (File No. 333-269568), and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 14, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Lilium Provides Update Regarding Nasdaq Minimum Bid Price Compliance